Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors

H.B. Fuller Company:

We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 333-127069 and 333-24703) of the H.B. Fuller Company of our report dated June 13, 2006 with respect to the statements of net assets available for benefits of the EFTEC Savings Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedules as of and for the year ended December 31, 2005, which report appears elsewhere in this December 31, 2005 annual report on Form 11-K.

By: /s/ KPMG LLP

Minneapolis, Minnesota

Date: June 29, 2006